EXHIBIT 99.4

Press Release Dated November 13, 2009,

Suncor Announces Capital Spending Plan

News Release

FOR IMMEDIATE RELEASE

Suncor Energy Board approves 2010 capital spending plan

(All financial figures are approximate and in Canadian dollars unless otherwise noted.)

Calgary, Alberta (November 13, 2009) — Suncor Energy Inc. announced today that its Board of Directors has approved the company’s $5.5 billion capital spending plans for 2010. Approximately $1.5 billion will be directed toward growth project funding, primarily at the company’s oil sands operations, while $4 billion in spending is targeted to sustaining existing operations.

“While we’ve seen some improvement in crude oil prices and the overall economy, we believe that a conservative capital strategy remains the best approach for Suncor,” said Rick George, president and chief executive officer. “We’re looking at a level of capital investment that is supportable entirely from free cash flow at mid-cycle crude oil prices.”

The majority of growth spending will be directed toward the Firebag Stage 3 in-situ oil sands expansion, which was approximately 50 per cent complete before being deferred in early 2009. Suncor now expects the project to begin production in the second quarter of 2011, with volumes then beginning to ramp up toward design capacity of approximately 68,000 barrels per day (bpd) of bitumen. Spending will also be directed to Firebag Stage 4 to support a target of first bitumen production in the fourth quarter of 2012. Stage 4 also has a design capacity of 68,000 bpd.

“We’ve said that sequencing of our growth projects would be based on highest expected return on capital, near-term cash flow and lowest risk,” said George. “Expansion work at Firebag clearly fits all the criteria to be first out of the gate.”

Growth capital will also be directed toward completing the Millennium Naphtha Unit, which is planned to add value to Suncor’s product slate, and to expansion of Suncor’s St. Clair Ethanol Plant. International and East Coast Canada growth capital plans include commitments in Libya and investments planned to bring the Ebla gas field in Syria into production in the second quarter of 2010.

Sustaining capital in the upstream portion of the business for 2010 includes investments in Suncor’s planned Tailings Reduction Operations and maintenance plans at Oil Sands, Natural Gas and International and Offshore facilities. In downstream operations, spending is primarily focused on investments to improve environmental performance and planned maintenance work.

“Suncor’s overall spending profile is consistent with the key priorities we’ve outlined: staged capital growth, cost reduction and continuous improvement of environmental performance,” said George.

Capital plans and sequencing for other projects in Suncor’s growth portfolio are under evaluation with a further update expected in the fourth quarter of 2010.

Suncor Energy Inc.

P.O. Box 38, 112 4 Avenue S.W., Calgary, Alberta T2P 2V5

Website: www.suncor.com

Capital spending plans ($millions)

Growth Capital
Firebag stage 3	900
Firebag stage 4	50
Millennium Naphtha Unit	100
International & East Coast Canada	390
Other	60

Subtotal	1,500

Sustaining Capital
Oil sands base — maintenance	750
In situ — maintenance	400
Syncrude — maintenance	200
Upgrader 2 turnaround	360
Tailings Reduction Operations	450
International & East Coast Canada	750
Natural Gas	250
Refining and Marketing	670
Other	170

Subtotal	4,000

Suncor’s 2010 and ongoing spending plans reflect expected synergies resulting from its merger with Petro-Canada in August. Operating synergies, which had been initially projected at $300 million per year are now expected to exceed that target. Approximately $400 million in annualized synergies related to work force rationalization, product marketing, and supply chain optimization have been identified and are expected to be realized by the end of 2009. Suncor expects that further operating synergies will be identified as integration work continues in 2010.

This news release contains certain forward-looking statements, including statements about Suncor’s growth strategy, capital expenditures and expected future production, operating and financial results that are based on Suncor’s current expectations, estimates, projections and assumptions, as well as its current budgets and plans for capital expenditures. Estimating and budgeting for major capital projects is a process that involves uncertainties and that evolves in stages, each with progressively more refined data and a correspondingly narrower range of uncertainty.  Some of the forward-looking statements may be identified by words such as “targets”, “estimates”, “plans”, “strategy” and “expects” and similar expressions. These statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor.

Although Suncor believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that actual results could differ materially from those expressed or implied as a result of changes to Suncor’s plans and the impact of events, risks and uncertainties discussed in Suncor’s and Petro-Canada’s 2008 annual information form/form 40-F, annual and quarterly reports to shareholders and other documents filed with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission (SEC) at www.sec.gov.

Suncor Energy Inc. is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand — a proud National Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy Inc. please visit our web site at www.suncor.com.

For more information:

Investor inquiries:	Helen Chan 403 693-2048
Media inquiries:	Dany Laferriere 403-269-8760